OWENS CORNING WORLD HEADQUARTERS

ONE OWENS CORNING PARKWAY

TOLEDO, OHIO 43659

419.248.5614 FAX 419.325.0614

INTERNET: kelly.schmidt@owenscorning.com

KELLY SCHMIDT

VICE PRESIDENT AND CONTROLLER

May 15, 2015

Via EDGAR Submission

Ms. Melissa N. Rocha

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:	Owens Corning
Form 10-K for the Fiscal Year ended December 31, 2014
Filed February 11, 2015
File No. 1-33100

Dear Ms. Rocha:

On behalf of Owens Corning (the “Company”), I submit the Company’s response to the comment letter from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 5, 2015 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) filed on February 11, 2015, File No.1-33100. For ease of reference, the Staff’s comments are also set forth below in their entirety.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity, Capital Resources and Other Related Matters, page 25

1.	Since your parent company has nearly $2 billion of debt and generates very little income or cash flows from operations, please revise the liquidity section of your MD&A in future filings to address the fact that you are a holding company with no operations of your own and that you depend on your subsidiaries for cash. Please also address any restrictions or other factors that could inhibit your subsidiaries’ ability to pay dividends or make other distributions to the parent company. Please refer to Item 303(a)(1) of Regulation S-K and Section IV.B of SEC Interpretive Release No. 33-8350.

Ms. Melissa Rocha

Senior Assistant Chief Accountant

May 15, 2015

Response:

In response to the Staff’s request, we propose to include additional disclosure in the liquidity section of our MD&A in future filings (beginning with our second quarter Form 10-Q) noting that we are a holding company with no operations of our own and that we depend on our subsidiaries for cash, consistent with the risk factor “We are a holding company with no operations of our own and depend on our subsidiaries for cash” on page 11 of the Form 10-K. Further, we would propose to cross reference to the applicable disclosure in the Risk Factors section.

Accordingly, the liquidity section in MD&A in future filings would contain disclosure similar to the following:

As a holding company, we have no operations of our own and most of our assets are held by our direct and indirect subsidiaries. Dividends and other payments or distributions from our subsidiaries will be used to meet our debt service and other obligations and to enable us to pay dividends to our stockholders. Please refer to pg. 11 of the Risk Factors disclosed in Item 1A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 for details on the factors that could inhibit our subsidiaries ability to pay dividends or make other distributions to the parent company.

As of December 31, 2014, no other restrictions or factors existed that materially inhibited our subsidiaries’ ability to pay dividends or make other distributions to the parent company. We continually evaluate our sources of liquidity and capital resources. To the extent that other material restrictions arise or material changes to the current factors occur, we would provide the relevant disclosure in future filings.

Audited Financial Statements

25. Income Taxes, page 88

2.	We note from your table on the top of page 89 that your total valuation allowance for deferred tax assets decreased by $43 million during 2014. You also disclose on page 22 that during 2014, you reversed a valuation allowance recorded in prior years against certain European net deferred tax assets. Your MD&A explains that the valuation allowance reversal had a significant impact on your income tax expense for 2014. However, the rate reconciliation at the bottom of page 88 shows an immaterial change to the statutory tax rate as a result of the changes in the valuation allowance during 2014. Please reconcile the above differences in your presentation and disclosure. Further, explain the nature of these items in your “Other, net” line item of the rate reconciliation.

Ms. Melissa Rocha

Senior Assistant Chief Accountant

May 15, 2015

Response:

We acknowledge the Staff’s questions and have provided further detail below to clarify.

The MD&A discussion on page 22, referenced above, highlighted an individually significant item related to the reversal of a valuation allowance that was recorded in prior years. The Company also recorded several individually insignificant valuation allowances during 2014 which significantly offset the impact of this item on the rate reconciliation table contained in Footnote 25.

With respect to the $43 million decrease in the valuation allowance for deferred tax assets, please refer to Schedule II – Valuation and Qualifying Accounts and Reserves, on page 103 of the Form 10-K that provides detail of the 2014 activity. As indicated in Schedule II, the decrease in the valuation allowance account is comprised of three types of activity: Charged to Costs and Expenses (P&L impact), Charged to Other Accounts (OCI impact, largely from currency translation) and Deductions (Balance Sheet impact), each totaling $15 million, $17 million and $11 million, respectively.

Of the $15 million decrease in the valuation allowance attributed to Charges to Costs and Expenses (P&L impact), $9 million related to legislative changes occurring during 2014 in jurisdictions where the Company had recorded a valuation allowance against certain deferred tax assets. These legislative changes (in this case, tax rate reductions) equally reduced both the deferred tax asset and valuation allowance. There is zero net impact on the effective tax rate from these legislative changes. The remaining decrease is reflected in the effective tax rate table primarily as a valuation allowance change.

The items included in “Other, Net” in the effective tax rate table are legislative changes adjusting deferred tax assets with no valuation allowance offset, withholding taxes, tax credits, provision to return and other deferred tax adjustments. All items when viewed individually are immaterial to the overall effective tax rate.

We believe the existing disclosure in the rate reconciliation table provides a reader of the financial statements with the relevant information based on the facts and circumstances for the year ended December 31, 2014. We reassess the relevant facts and circumstances annually and commit to adjusting our future disclosure as the applicable facts and circumstances warrant.

Ms. Melissa Rocha

Senior Assistant Chief Accountant

May 15, 2015

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please contact me at 419-248-5614.

Very truly yours,

/s/ Kelly Schmidt

Kelly Schmidt
Vice President and Controller